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                                        TRAVELERS PROPERTY CASUALTY CORP. [LOGO]



                       Travelers Property Casualty Board
                        Approves Citigroup Tender Offer


     HARTFORD, Conn. (March 21, 2000) - The Board of Directors of Travelers Property Casualty (NYSE:TAP) approved a cash tender offer by Citigroup (NYSE:C), announced earlier today, for all the publicly-held shares of the Company's Class A common stock at a price of $41.50 per share. Citigroup currently owns approximately 85% of Travelers Property Casualty outstanding common stock.

     Any shares of Travelers Property Casualty Class A common stock not purchased in the tender offer will be acquired by Citigroup in a subsequent merger transaction at the same $41.50 per share cash price.

     A Special Committee comprised of independent directors of the Travelers Property Casualty Board of Directors reviewed and recommended approval of the offer by the full Board of Directors. The Committee's recommendation, and the Board's approval, is based on a number of factors, including the opinion of Morgan Stanley & Co. Incorporated, the financial advisor to the Special Committee that the $41.50 per share consideration to be received by the public stockholders of Travelers Property Casualty in the transaction is fair from a financial point of view to such holders.

     The tender offer will commence shortly and will be made only by an offer to purchase and other offering documents, copies of which will be filed with the Securities and Exchange Commission and mailed to Travelers Property Casualty stockholders.

     The Board of Directors also approved postponement of the annual stockholders' meeting previously scheduled for April 18, 2000.

     Travelers Property Casualty (NYSE:TAP) is a leading provider of a broad range of insurance products and services for commercial markets, including workers' compensation, integrated disability, property, liability and specialty lines, and fidelity and surety binds. The company is also a leading provider of homeowners and auto insurance for consumers. Travelers Property Casualty is a member of Citigroup (NYSE: C). For more information on Travelers Property Casualty and its products, please visit the company's website at www.travelers.com.

     Investors and security holders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in this press release when they become available, because they will contain important information. The tender offer statement will be filed by Citigroup with the Securities and EXchange Commission (SEC), and the solicitation/recommendation statement will be filed by Travelers Property Casualty with the SEC. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by Citigroup and Travelers Property Casualty at the SEC's web site at http://www.sec.gov. The tender offer statement and related materials may be obtained for free by directing such requests to Citigroup Investor Relations. The solicitation/recommendation statement and such other documents may be obtained for free by directing such requests to Travelers Investor Relations.

Media contacts:
Keith Anderson (860) 954-6390
Leah Johnson (212) 559-9446

Investors:
Bill Pike (212) 793-8874
Sheri Ptashek (212) 559-4658